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Exhibit 99.3

U.S. TAX INFORMATION FOR MAGNA SHAREHOLDERS

September 2, 2003

        Magna International Inc. ("Magna") distributed all of the Class A Subordinate Voting Shares ("MID Class A Shares") and Class B Shares ("MID Class B Shares") of stock of MI Developments Inc. ("MID") owned by Magna to the shareholders of record as of the close of business on August 29, 2003 of Magna Class A Subordinate Voting Shares ("Magna Class A Shares") and Magna Class B Shares ("Magna Class B Shares"). Unless you sold your right to receive MID shares before the distribution date, you will receive one MID Class A Share or one MID Class B Share, as the case may be, for every two Magna Class A Shares or Magna Class B Shares that you own.

        Magna has received an opinion from its outside advisors, Sidley Austin Brown & Wood LLP, that a Magna shareholder's receipt of shares of MID stock should be a tax-free distribution for U.S. federal income tax purposes. If you sell your MID shares, you will have taxable gain or loss equal to the difference between your sales proceeds and your tax basis in the shares.

        To determine your tax basis, you will have to allocate the pre-distribution tax basis that you had in your Magna shares between your Magna shares retained following the distribution and your MID shares received in the distribution, in accordance with the relative fair market values of all such shares. For the purpose of determining the fair market value of an MID Class A Share we used the weighted-average trading price for the MID Class A Shares on the Toronto Stock Exchange ("TSX") for the five days of trading in the "if, as and when issued" market immediately prior to and including August 29, 2003, the record date for the distributions. The fair market value of an MID Class B Share was computed as the higher of the weighted-average trading price for the MID Class B Shares and the MID Class A Shares, each on the TSX for the five days of trading in the "if, as and when issued" market immediately prior to and including the record date for the distributions. The fair market value of a Magna Class A Share was computed using the weighted-average trading prices for Magna Class A Shares on the TSX for the three days of trading immediately prior to and including the record date for the distributions. The fair market value of a Magna Class B Share was computed as the higher of the weighted-average trading prices for Magna Class A Shares and Magna Class B Shares on the TSX for the three days of trading immediately prior to and including the record date for the distributions. All Canadian dollar amounts were converted to US$ using the August 29, 2003 Bank of Canada noon US$ exchange rate.

        Based on the foregoing, the fair market values of the relevant shares were determined to be as follows (all amounts are in US$):

MID Class A Share:	$19.76
MID Class B Share:	$19.76
Magna Class A Share:	$72.92
Magna Class B Share:	$74.47

        Therefore, with respect to the MID Class A Shares, 88.07% of your pre-distribution tax basis in your Magna Class A Shares should be allocated to your Magna Class A Shares, and the remaining 11.93% should be allocated to your MID Class A Shares (including any fractional share interest). This is based on the relative values of two Magna Class A Shares and one MID Class A Share.

        With respect to the MID Class B Shares, 88.29% of your pre-distribution tax basis in your Magna Class B Shares should be allocated to your Magna Class B Shares, and the remaining 11.71% should be allocated to your MID Class B Shares (including any fractional share interest). This is based on the relative values of two Magna Class B Shares and one MID Class B Share.

        For example (all amounts are in US$):

  •
  Assume you own 100 Magna Class A Shares with a $70 per share basis for a total pre-distribution basis of $7,000.

  •
  You received 50 MID Class A Shares as a result of the distribution.

  •
  Your total basis in your Magna Class A Shares would be reduced to $6,164.90 (88.07% of $7,000), or $61.65 per share ($6,164.90 divided by 100 shares).

  •
  Your total basis in your MID Class A Shares would be $835.10 (11.93% of $7,000), or $16.70 per share ($835.10 divided by 50 shares).

        You should consult your tax advisor regarding the application of this calculation to your particular circumstances.

        If you received cash in lieu of a fractional share of MID, you will be treated as having sold the fractional share for the amount of cash received, and you would report gain or loss on that sale equal to the difference between your basis in the fractional share of MID (determined using the above methodology) and the amount of cash received.

        If you acquired Magna shares on more than one occasion, you will need to perform this calculation separately for each group of shares.

        You should retain this information to support the determination of your basis in your Magna and MID shares. In order to assist you in complying with U.S. tax reporting requirements, we are attaching a form of statement to be completed by you and filed with your 2003 U.S. federal income tax return.

DESCRIPTIVE STATEMENT
FOR THE U.S. INTERNAL REVENUE SERVICE

(to be attached to tax return for 2003 tax year)

        Statement of shareholder receiving a distribution of shares of stock of MI Developments Inc. ("MID"), a controlled corporation, pursuant to U.S. Treasury Regulation Section 1.355-5(b).

  1.
  On August 29, 2003, the undersigned, a shareholder of Magna International Inc. ("Magna") as of August 29, 2003, received shares of MID stock in a spin-off pursuant to Section 355 of the Internal Revenue Code of 1986, as amended (the "Code").

  2.
  Magna has been advised by counsel that the spin-off should qualify as a tax-free distribution for U.S. federal income tax purposes under Section 368(a)(1)(D) and Section 355 of the Code. The result of the tax-free distribution is that no gain or loss should be recognized by the shareholders of Magna upon their receipt of shares of MID stock in the spin-off, except to the extent of gain attributable to any cash received in lieu of a fractional share of MID stock.

  3.
  The names, addresses and, if applicable, the IRS employer identification numbers of the corporations involved are:

  (a)
  Magna International Inc.
  337 Magna Drive
  Aurora, Ontario, Canada
  L4G 7K1
  Employer identification number: 38-0037983

  (b)
  MI Developments Inc.
  455 Magna Drive
  Aurora, Ontario, Canada
  L4G 7A9

  4.
  The undersigned did not surrender any shares of stock or securities of Magna in connection with the spin-off.

Date	Shareholder Signature

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U.S. TAX INFORMATION FOR MAGNA SHAREHOLDERS